UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2017
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Record Software and Services Revenue for the Second Consecutive Quarter in Q3 Fiscal 2018
2	BlackBerry Supplemental Financial Information

Document 1

December 20, 2017

BlackBerry Reports Record Software and Services Revenue for the Second Consecutive Quarter in Q3 Fiscal 2018

•	Record total company gross margin of 77 percent (non-GAAP) and 74 percent (GAAP) for the second consecutive quarter

•	Double digit software and services billings growth year over year for the second consecutive quarter
Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB), a cybersecurity software and services company dedicated to securing the enterprise of things, today reported financial results for the three months ended November 30, 2017 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q3 Highlights

•	Total company revenue of $235 million (non-GAAP) and $226 million (GAAP)

•	Record software and services revenue of $199 million (non-GAAP) and $190 million (GAAP), breaking the record set last quarter

•	Record gross margin of 77% (non-GAAP) and 74% (GAAP), breaking the record set last quarter

•	Operating income of $16 million (non-GAAP) and operating loss of $258 million (GAAP); positive non-GAAP operating income for the seventh consecutive quarter

•	EPS of $0.03 (non-GAAP) and loss of ($0.52) (GAAP)

•	Adjusted EBITDA of $35 million; positive for the fifteenth consecutive quarter

•	Total cash balance of $2.5 billion at the end of the fiscal third quarter

•	Highly competitive customer wins, in regulated industries, including NATO, the U.S. Department of Justice, U.S. Department of Defense, the Dutch Government, Deutsche Bank and more

•	New cybersecurity practice launched to enable GDPR compliance in Europe

•	The only vendor, with a single platform offering, recognized by Gartner in all eight categories of their Market Guide for Information-Centric Endpoint and Mobile Protection

•	Ranked an EMM leader by Forrester, for the third consecutive year

•	BlackBerry QNX design wins with ten automotive suppliers in the quarter. We now partner with the top three automotive tier ones: Bosch, Denso and Magna

•	Strategic expansion of Qualcomm relationship, in connected and autonomous vehicle platforms

•	Patent licensing agreement signed with Teletry, enabling a market opportunity of the majority of smartphone manufacturers worldwide

•
After the quarter closed we announced in partnership with Denso, that we have started development of the world’s first integrated Human Machine Interface Platform (HMI). Intel is collaborating in the development of this product

Q3 Results
Non-GAAP revenue for the third quarter of fiscal 2018 was $235 million with GAAP revenue of $226 million. Approximately 75% of third quarter software and services revenue (excluding IP licensing and professional services) was recurring. BlackBerry had approximately 3,000 enterprise customer orders in the quarter.

Non-GAAP operating income was $16 million, and non-GAAP earnings per share was $0.03 (basic and diluted).  GAAP operating loss was $258 million. GAAP net loss for the quarter was $275 million, or $0.52 per share (basic and diluted). GAAP net income includes $23 million in amortization of acquired intangibles, $20 million in restructuring charges, a charge of $77 million of fair value adjustment related to the debentures, and other amounts as summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments were approximately $2.5 billion as of November 30, 2017. This reflects usage of free cash of $9 million, which includes cash used in operations of $4 million     and capital expenditures of $5 million. Excluding $605 million in the face value of the Company’s debt, the net cash balance at the end of the quarter was approximately $1.9 billion. The cash impact of the Nokia arbitration decision will be reflected in the fourth quarter of fiscal 2018. There were no purchase orders with contract manufacturers at the end of the third quarter of fiscal 2018, down from $35 million a year ago.

“Our momentum continues, with the delivery of a strong third quarter; I am very pleased with our results. Our progress, in both our financial and strategic objectives, is notable,” said John Chen, Executive Chairman and CEO, BlackBerry. “We achieved records in software and services revenue and total company gross margin; breaking the records we set last quarter. We expanded our position in key verticals and geographies, with many new partners and highly competitive customer wins.”

“Our strategy is working and our execution is yielding results,” said Chen. “We are a market leader in secure endpoint management and embedded software. The validation we have received, from partners, customers and industry experts around the world, speaks for itself.”

“BlackBerry’s market opportunity is significant and, based on our progress so far in FY18, I am pleased with our near-term outlook and longer-term potential.”

Outlook

We are maintaining our guidance for the full year fiscal 2018:

•
Total non-GAAP revenue guidance is maintained in the range of $920 million to $950 million. Given the strength of our first three quarters and our outlook for the full year fiscal 2018, we expect to come in the mid to higher end of that range

•	Total non-GAAP software and services revenue growth in the range of 10 percent to 15 percent

•	Positive non-GAAP EPS for the full year

•
Positive free cash flow for the full year, before taking into account the net impact of arbitration awards and damages, as well as costs related to restructuring and transition from the hardware business.

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share:
(United States dollars, in millions except per share data)

Q3 Fiscal 2018 Non-GAAP Adjustments		For the Nine Months Ended November 30, 2017 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin(1) (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$226	$168	74.3%	$(275)	$(275)	$(0.52)
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	77	77
RAP charges (3)	Cost of sales	—	2	0.9%	2	2
RAP charges (3)	Research and development	—	—	—%	1	1
RAP charges (3)	Selling, marketing and administration	—	—	—%	17	17
Software deferred revenue acquired (4)	Revenue	9	9	1.0%	9	9
Stock compensation expense (5)	Cost of sales	—	1	0.4%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	3	3
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization (6)	Amortization	—	—	—%	23	23
Business acquisition and integration costs (7)	Selling, marketing and administration	—	—	—%	1	1
Nokia arbitration charge (8)	Arbitration charges	—	—	—%	132	132
Nokia arbitration charge (8)	Investment income (loss), net	—	—	—%	17	17
Adjusted		$235	$180	76.6%	$16	$16	$0.03

Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2018, the Company reported GAAP gross margin of $168 million or 74.3% of revenue. Excluding the impact of the resource alignment program (“RAP”) charges and stock compensation expense included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $180 million, or 76.6% of revenue.

(2)
During the third quarter of fiscal 2018, the Company recorded the Q3 Fiscal 2018 Debentures Fair Value Adjustment of $77 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the third quarter of fiscal 2018, the Company incurred charges related to the RAP of approximately $20 million, of which $2 million was included in cost of sales, $1 million was included in research and development expense and $12 million was included in selling, marketing and administration expense.

(4)
During the third quarter of fiscal 2018, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $11 million, which was included in enterprise software and services revenue.

(5)
During the third quarter of fiscal 2018, the Company recorded stock compensation expense of $12 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $8 million was included in selling, marketing and administration expenses.

(6)	During the third quarter of fiscal 2018, the Company recorded amortization of intangible assets acquired through business combinations of $23 million, which was included in amortization expense.

(7)
During the third quarter of fiscal 2018, the Company recorded business acquisition and integration costs incurred through business combinations of $1 million, which was included in selling, marketing and administration expenses.

(8)
During the third quarter of fiscal 2018, the Company recorded the Nokia arbitration charge of $149 million, of which $132 million was presented on a separate line in the Consolidated Statements of Operations, and $17 million was included in investment income (loss).

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	November 30, 2017		August 31, 2017		May 31, 2017		February 28, 2017		November 30, 2016
North America	$133	58.9%	$133	55.9%	$127	54.0%	$166	58.0%	$167	57.8%
Europe, Middle East and Africa	69	30.5%	76	31.9%	70	29.8%	83	29.0%	87	30.1%
Latin America	3	1.3%	4	1.7%	4	1.7%	5	1.8%	7	2.4%
Asia Pacific	21	9.3%	25	10.5%	34	14.5%	32	11.2%	28	9.7%
Total	$226	100.0%	$238	100.0%	$235	100.0%	$286	100.0%	$289	100.0%

Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	Three months ended		Three months ended		Three months ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Enterprise software and services	$97	$87	$9	$12	$106	$99
BlackBerry Technology Solutions	43	43	—	—	43	43
Licensing, IP and other	50	30	—	—	50	30
Handheld devices	9	62	—	—	9	62
SAF	27	67	—	—	27	67
Total	$226	$289	$9	$12	$235	$301

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #3192119 and at the link above.

About BlackBerry
BlackBerry is a cybersecurity software and services company dedicated to securing the enterprise of things. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and “BB” on the New York Stock Exchange. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; the Company’s expectations regarding anticipated demand for, and the timing of, product and service offerings; the Company’s expectations regarding its free cash flow for fiscal 2018; the Company’s expectations regarding the generation of software and services revenues; and the Company’s expectations regarding its total non-GAAP revenue and earnings per share for fiscal 2018.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue, achieve sustained profitability or offset the decline in BlackBerry’s service access fees; the intense competition faced by BlackBerry; risks related to BlackBerry’s ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the occurrence or perception of a breach of BlackBerry’s security measures, or an inappropriate disclosure of confidential or personal information; the risk that sales to large enterprise customers and to customers in highly regulated industries and governmental entities can be highly competitive and require compliance with stringent regulation; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to successfully generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives; the risk of litigation against the Company resulting in adverse outcomes; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; the substantial asset risk faced by BlackBerry, including the potential for additional charges related to its long-lived assets and goodwill; risks associated with BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s indebtedness; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities; risks related to the use and management of user data and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services; the risk of a negative impact on BlackBerry’s business as a result of actions of activist shareholders; risks related to fostering an ecosystem of third-party application developers; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; risks related to health and safety and hazardous materials usage regulations, and product certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; risks related to adverse economic and geopolitical conditions; market and credit risk associated with BlackBerry’s cash, cash equivalents and short-term or long-term investments; the risk that future issuances of common shares by BlackBerry will be dilutive to existing shareholders; and the potential consequences for BlackBerry’s shareholders in the United States if BlackBerry is or was a passive foreign investment company. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

©2017 BlackBerry Limited. Trademarks, including but not limited to BLACKBERRY, BBM, BES, EMBLEM Design, ATHOC and SECUSMART are the trademarks or registered trademarks of BlackBerry Limited, its subsidiaries and/or affiliates, used under license, and the exclusive rights to such trademarks are expressly reserved. All other trademarks are the property of their respective owners.
###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	November 30, 2017	August 31, 2017	November 30, 2016
Revenue	$226	$238	$289
Cost of sales	58	63	96
Gross margin	168	175	193
Gross margin %	74.3%	73.5%	66.8%
Operating expenses
Research and development	60	60	75
Selling, marketing and administration	118	110	141
Amortization	37	39	43
Impairment of long-lived assets	—	11	—
Loss on sale, disposal and abandonment of long-lived assets	2	3	46
Debentures fair value adjustment	77	(70)	2
Arbitration charges	132	—	—
	426	153	307
Operating income (loss)	(258)	22	(114)
Investment income (loss), net	(17)	1	(4)
Income (loss) before income taxes	(275)	23	(118)
Provision for (recovery of) income taxes	—	4	(1)
Net income (loss)	$(275)	$19	$(117)
Earnings (loss) per share
Basic	$(0.52)	$0.04	$(0.22)
Diluted	$(0.52)	$(0.07)	$(0.22)

Weighted-average number of common shares outstanding (000’s)
Basic	532,496	531,381	526,102
Diluted	532,496	606,645	526,102
Total common shares outstanding (000’s)	536,307	530,411	529,962

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

	As at
	November 30, 2017	February 28, 2017
Assets
Current
Cash and cash equivalents	$529	$734
Short-term investments	1,894	644
Accounts receivable, net	164	200
Other receivables	33	27
Inventories	3	26
Income taxes receivable	22	31
Other current assets	36	55
	2,681	1,717
Long-term receivables	30	7
Long-term investments	55	269
Restricted cash and cash equivalents	45	51
Property, plant and equipment, net	68	91
Goodwill	567	559
Intangible assets, net	502	602
	$3,948	$3,296
Liabilities
Current
Accounts payable	$63	$128
Accrued liabilities	357	258
Income taxes payable	19	14
Deferred revenue	190	239
	629	639
Long-term debt	816	591
Deferred income tax liability	7	9
	1,452	1,239
Shareholders’ equity
Capital stock and additional paid-in capital	2,546	2,512
Deficit	(37)	(438)
Accumulated other comprehensive loss	(13)	(17)
	2,496	2,057
	$3,948	$3,296

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the nine months ended
	November 30, 2017	November 30, 2016
Cash flows from operating activities
Net income (loss)	$415	$(1,159)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	138	182
Deferred income taxes	(3)	32
Stock-based compensation	36	45
Impairment of goodwill	—	57
Impairment of long-lived assets	11	501
Loss on sale, disposal and abandonment of long-lived assets	5	170
Other-than-temporary impairment on cost-based investments	—	8
Debentures fair value adjustment	225	40
Long-term receivables	(23)	—
Other	(2)	6
Net changes in working capital items:
Accounts receivable, net	36	147
Other receivables	(6)	10
Inventories	23	99
Income taxes receivable	4	1
Other current assets	17	31
Accounts payable	(65)	(181)
Income taxes payable	5	(29)
Accrued liabilities	99	(84)
Deferred revenue	(49)	(118)
Net cash provided by (used in) operating activities	866	(242)
Cash flows from investing activities
Acquisition of long-term investments	(27)	(429)
Proceeds on sale or maturity of long-term investments	77	215
Acquisition of property, plant and equipment	(11)	(14)
Proceeds on sale of property, plant and equipment	3	4
Acquisition of intangible assets	(22)	(28)
Business acquisitions, net of cash acquired	—	(5)
Acquisition of short-term investments	(2,715)	(901)
Proceeds on sale or maturity of short-term investments	1,626	1,985
Conversion of cost-based investment to equity securities	—	10
Net cash provided by (used in) investing activities	(1,069)	837
Cash flows from financing activities
Issuance of common shares	7	5
Payment of contingent consideration from business acquisitions	—	(15)
Common shares repurchased	(18)	—
Effect of foreign exchange loss on restricted cash and cash equivalents	—	(3)
Transfer to restricted cash and cash equivalents	6	2
Repurchase of 6% Debentures	—	(1,315)
Issuance of 3.75% Debentures	—	605
Net cash used in financing activities	(5)	(721)
Effect of foreign exchange gain on cash and cash equivalents	3	(1)
Net decrease in cash and cash equivalents during the period	(205)	(127)
Cash and cash equivalents, beginning of period	734	957
Cash and cash equivalents, end of period	$529	$830

As at	November 30, 2017	February 28, 2017
Cash and cash equivalents	$529	$734
Short-term investments	1,894	644
Long-term investments	55	269
Restricted cash	45	51
	$2,523	$1,698

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18

Enterprise software and services	$82	$84	$87	$91	$344	$92	$91	$97
BlackBerry Technology Solutions	35	38	43	35	151	36	38	43
Licensing, IP & other	25	16	30	56	127	32	56	50
Software and services	142	138	160	182	622	160	185	190
Handheld devices	152	105	62	55	374	37	16	9
Service access fees	106	91	67	49	313	38	37	27
Revenue	400	334	289	286	1,309	235	238	226
Cost of sales
Cost of sales	200	139	94	110	542	85	63	58
Inventory write-down	46	97	2	4	150	—	—	—
Total cost of sales	246	236	96	114	692	85	63	58
Gross margin	154	98	193	172	617	150	175	168
Operating expenses
Research and development	89	85	75	57	306	61	60	60
Selling, marketing and administration	129	138	141	144	553	109	110	118
Amortization	54	44	43	45	186	40	39	37
Impairment of goodwill	57	—	—	—	57	—	—	—
Impairment of long-lived assets	501	—	—	—	501	—	11	—
Loss on sale, disposal and abandonment of long-lived assets	3	124	46	(1)	171	1	3	2
Debentures fair value adjustment	(24)	62	2	(16)	24	218	(70)	77
Arbitration awards (charges)	—	—	—	—	—	(815)	—	132
Total operating expenses	809	453	307	229	1,798	(386)	153	426
Operating income (loss)	(655)	(355)	(114)	(57)	(1,181)	536	22	(258)
Investment income (loss), net	(15)	(16)	(4)	8	(27)	136	1	(17)
Income (loss) before income taxes	(670)	(371)	(118)	(49)	(1,208)	672	23	(275)
Provision for (recovery of) income taxes	—	1	(1)	(2)	(2)	1	4	—
Net income (loss)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)
Earnings (loss) per share
Basic earnings (loss) per share	$(1.28)	$(0.71)	$(0.22)	$(0.09)	$(2.30)	$1.26	$0.04	$(0.52)
Diluted earnings (loss) per share	$(1.28)	$(0.71)	$(0.22)	$(0.10)	$(2.30)	$1.23	$(0.07)	$(0.52)
Weighted-average number of common shares outstanding (000’s)
Basic	521,905	522,826	526,102	530,352	525,265	531,096	531,381	532,496
Diluted	521,905	522,826	526,102	590,852	525,265	544,077	606,645	532,496

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
LLA impairment charge	$501	$—	$—	$—	$501	$—	$11	$—
Patent abandonments	2	—	1	1	4	1	2	—
Goodwill impairment charge	57	—	—	—	57	—	—	—
Inventory write-down	41	96	—	4	141	—	—	—
Debentures fair value adjustment	(24)	62	2	(16)	24	218	(70)	77
Write-down of assets held for sale	—	123	42	—	165	—	—	—
RAP charges	23	24	23	24	95	16	16	20
CORE program recoveries	(2)	(2)	(2)	—	(7)	—	—	—
Software deferred revenue acquired	24	18	12	11	65	9	11	9
Stock compensation expense	12	18	15	15	60	13	12	12
Acquired intangibles amortization	28	28	28	28	112	25	24	23
Business acquisition and integration	7	4	5	3	19	11	1	1
Arbitration charges (awards)	—	—	—	—	—	(954)	—	149
Total Non-GAAP Adjustments	$669	$371	$126	$70	$1,236	$(661)	$7	$291

Non-GAAP Gross Profit	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
GAAP revenue	$400	$334	$289	$286	$1,309	$235	$238	$226
Software deferred revenue acquired	24	18	12	11	65	9	11	9
Non-GAAP revenue	424	352	301	297	1,374	244	249	235
Total cost of sales	(246)	(236)	(96)	(114)	(692)	(85)	(63)	(58)
Non-GAAP adjustments to cost of sales	48	103	5	11	167	4	4	3
Non-GAAP Gross Profit	$226	$219	$210	$194	$849	$163	$190	$180

Adjusted EBITDA	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
GAAP operating income (loss)	$(655)	$(355)	$(114)	$(57)	$(1,181)	$536	$22	$(258)
Non-GAAP adjustments to operating income (loss)	669	371	126	70	1,236	(522)	7	274
Non-GAAP operating income	14	16	12	13	55	14	29	16
Amortization	72	57	53	57	239	51	45	42
Acquired intangibles amortization	(28)	(28)	(28)	(28)	(112)	(25)	(24)	(23)
Adjusted EBITDA	$58	$45	$37	$42	$182	$40	$50	$35

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
GAAP net income (loss)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)
Total Non-GAAP adjustments (three months ended, after-tax)	669	371	126	70	1,236	(661)	7	291
Non-GAAP Net Income (Loss)	$(1)	$(1)	$9	$23	$30	$10	$26	$16
Non-GAAP Income (Loss) per Share	$0.00	$0.00	$0.02	$0.04	$0.06	$0.02	$0.05	$0.03
Shares outstanding for Non-GAAP Income per share reconciliation	521,905	522,826	526,102	530,352	525,265	531,096	531,381	532,496

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Recovery Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
Selling, marketing and administration	$(2)	$(2)	$(2)	$—	(7)	$—	$—	$—
Total CORE recoveries	$(2)	$(2)	$(2)	$—	$(7)	$—	$—	$—
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
Cost of sales	$7	$7	$5	$6	$25	$3	$3	$2
Research and development	2	—	(1)	3	4	3	1	1
Selling, marketing and administration	14	17	19	15	66	10	12	17
Total RAP charges	$23	$24	$23	$24	$95	$16	$16	$20
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18
In cost of sales
Property, plant and equipment	$12	$12	$10	$9	$43	$7	$4	$5
Intangible assets	6	1	—	3	10	4	2	—
Total in cost of sales	18	13	10	12	53	11	6	5

In operating expenses amortization
Property, plant and equipment	12	8	6	7	33	5	5	3
Intangible assets	42	36	37	38	153	35	34	34
Total in operating expenses amortization	54	44	43	45	186	40	39	37

Total amortization
Property, plant and equipment	24	20	16	16	76	12	9	8
Intangible assets	48	37	37	41	163	39	36	34
Total amortization	$72	$57	$53	$57	$239	$51	$45	$42

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 20, 2017	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer